Exhibit 99.1

SUPPLEMENT TO PROXY STATEMENT

FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

to be held on February 8, 2024

The date of this supplement is January 31, 2024.

The following disclosures supplement the proxy statement of Hollysys Automation Technologies Ltd. (the “Company”, “we” or “us”) furnished to the Securities and Exchange Commission (the “SEC”) on January 5, 2024 (the “Proxy Statement”), in connection with the agreement and plan of merger (as it may be amended from time to time, the “Merger Agreement”), dated as of December 11, 2023, among the Company, Superior Technologies Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), and Superior Technologies Mergersub Limited, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving company as a wholly owned subsidiary of Parent. The Proxy Statement, together with a form of proxy, was mailed on or about January 5, 2024 to the Company’s shareholders of record as of the close of business in the British Virgin Islands on December 28, 2023. The extraordinary general meeting of the shareholders of the Company will be held on February 8, 2024, at 10:00 a.m. (Hong Kong time) at the offices of Davis Polk & Wardwell located at 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, to consider and vote upon the Merger Proposals, as disclosed in the Proxy Statement.

After careful consideration and upon the unanimous recommendation of the Special Committee composed solely of independent directors, the Board authorized and approved the Merger Agreement and recommends that you vote FOR each of the Merger Proposals.

The following disclosures should be reviewed in conjunction with the disclosures contained in the Proxy Statement, which should be carefully read in its entirety. To the extent that information set forth herein differs from or updates information contained in the Proxy Statement, the information contained herein supersedes the information contained in the Proxy Statement. All page references herein are to pages in the Proxy Statement, and any defined terms used but not defined herein have the meanings set forth in the Proxy Statement.

The Company has determined to supplement the Proxy Statement with the supplemental disclosure set forth below. Nothing in this supplement shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein.

The date of this supplement is January 31, 2024. This supplement is being mailed to shareholders of the Company on or about January 31, 2024.

The following disclosure supplements the Proxy Statement by amending and restating in its entirety the subsection captioned “Background of the Merger — Developments after the Go-Shop Period,” which subsection begins on page 55 of the Proxy Statement:

On December 29, 2023, representatives of S&C sent an email to representatives of Davis Polk in relation to the proposal by the Dazheng Consortium, enclosing (a) a draft equity commitment letter contemplated to be signed by a TFI entity (the “TFI Entity”), (b) an introduction to TFI and (c) certain financial statements of Tianfeng Securities Co., Ltd., but no proof of the financial substance of the TFI Entity or any information on the relationship between the TFI Entity and each of TFI and Tianfeng Securities Co., Ltd. was provided. In addition, the same email included an executed equity commitment letter by an investor (“Investor A”), that was described as an investment vehicle of an individual, for a contemplated back-to-back equity commitment by Investor A into the Dazheng SPV to support Dazheng SPV’s equity commitment to the merger special purpose vehicle to be used by the Dazheng Consortium. However, the proposed equity commitment amount to be provided by Investor A to the Dazheng SPV was less than that from the Dazheng SPV to the merger special purpose vehicle. S&C also circulated a presentation introducing a certain company group with which Investor A was asserted to be affiliated and a statement showing Investor A as the beneficial owner of certain bonds to purportedly demonstrate Investor A’s financing capability. The equity capital to be provided by Investor A would constitute more than a majority of the equity funding of the Dazheng Consortium. Investor A, however, was not previously named in public disclosures made by the Dazheng Consortium or in disclosures to the Special Committee as a significant equity investor (except named as a “Potential Equity Financing Sources” among several other parties on an annex attached to an interim draft of the confidentiality agreement that was negotiated with the Recco Consortium). Representatives of Davis Polk reported to the Special Committee regarding the email and the materials received from representatives of S&C.

Also on December 29, 2023, representatives of MoFo sent a draft of the Equity Financing Waiver to representatives of Davis Polk, seeking consent from the Company pursuant to the Support Agreement for an update to the Buyer’s holding structure in connection with a proposed investment by the Sinopec Investor. Subsequent discussions between representatives of MoFo and Davis Polk ensued regarding the draft of the Equity Financing Waiver. Representatives of Davis Polk then requested a back-to-back equity commitment, in an amount equal to the investment to be contributed by the Sinopec Investor, to be delivered by the Rollover Securityholder to Parent. Later that day, representatives of MoFo and Davis Polk negotiated and agreed upon the Equity Financing Waiver and the Back-to-back Equity Commitment Letter. Subsequently, (a) the Rollover Securityholder entered into the Share Subscription Agreement with the Sinopec Investor, (b) the Company, Parent and the Rollover Securityholder entered into the Equity Financing Waiver, and (c) the Rollover Securityholder and Merger Sub entered into the Back-to-back Equity Commitment Letter.

On December 30, 2023, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a call with representatives of the advisors to the Dazheng Consortium, during which representatives of Davis Polk and Deutsche Bank asked several clarifying questions on behalf of the Special Committee regarding the Dazheng Consortium’s equity financing structure, including the identity of the proposed consortium members and their respective proposed equity commitments for the proposed transaction. Representatives of S&C and UBS stated that the consortium members and their equity allocation had not been finalized within the Dazheng Consortium yet. Representatives of Davis Polk also inquired on behalf of the Special Committee about the back-to-back equity commitment to be provided by Investor A. For example, with regard to certain funding conditions in the commitment letter, the shortfall in the back-to-back equity commitment amount by Investor A to the Dazheng SPV, and what the Dazheng SPV’s proposed plan is to fund the shortfall. Representatives of Deutsche Bank also requested on behalf of the Special Committee information regarding the proof of Investor A’s ability to fund these transactions and the relationship between Investor A and the company group reflected in the introductory materials provided in respect to Investor A. Representatives of Davis Polk further inquired whether any regulatory approvals were expected in light of their updated equity financing structure and whether the draft debt commitment letter provided by the Dazheng Consortium were final and non-negotiable. Representatives of S&C indicated that no regulatory approvals were expected except for consultation to confirm if national security review by the PRC regulatory authorities would be required and that the draft debt commitment letter by the Dazheng Consortium should be considered final. Representatives of S&C and UBS noted that they would work with the Dazheng Consortium to provide the other requested information promptly after the new year.

On December 31, 2023, representatives of Deutsche Bank reported the December 30, 2023 call to the Special Committee. Representatives of Deutsche Bank reported based on the discussions during the call on December 30, 2023 with the advisors to the Dazheng Consortium that there was particularly insufficient information on the structure of the consortium and the financial substance of the entities proposed to provide equity commitments.

On January 2, 2024, the Buyer filed a Schedule 13D amendment disclosing the execution of the Share Subscription Agreement, the Equity Financing Waiver and the Back-to-back Equity Commitment Letter.

Even though the advisors to the Dazheng Consortium stated on the December 30, 2023 call that they would provide requested information promptly after the new year, no such requested additional information was provided until January 11, 2024, when representatives of S&C, on behalf of the Dazheng Consortium, sent representatives of Davis Polk and Deutsche Bank certain materials on the Dazheng Consortium’s plans regarding its financing arrangements, which Davis Polk forwarded to the Special Committee.

These materials included a chart reflecting multiple changes to the Dazheng Consortium’s composition and funding sources. According to the chart, (a) the equity financing of the Dazheng Consortium would be provided by (i) the TFI Entity but in an amount materially lower than the previously proposed amount communicated by the Dazheng Consortium on December 29, 2023, (ii) the Dazheng SPV but in an amount lower than the previously proposed amount communicated by the Dazheng Consortium on December 26, 2023, and (iii) a newly introduced investor (“Investor B”), described as the family office of a newly introduced individual (the “Investor B Owner”), in an amount equal to the aggregate reduction in the proposed amounts from the TFI Entity and the Dazheng SPV, and (b) the Dazheng SPV would receive back-to-back equity commitments from Investor A and yet another previously unnamed investor organized as a Cayman Islands limited partnership (“Investor C”), the latter of which would in turn receive funding from its general partner (an entity controlled by Mr. Chen), and two of its limited partners (“Investor C LPs”): a Hong Kong entity described to be wholly owned by a PRC joint stock company and a BVI entity described to be the family office of the chairman of such PRC joint stock company. None of the Investor B Owner, Investor B, Investor C and Investor C LPs was previously named as a member of or financing source for the Dazheng Consortium in disclosures to the Special Committee or in public disclosures made by the Dazheng Consortium. GA Technologies, which was named as a member of the Dazheng Consortium in its press release issued on December 25, 2023, was not included as a source of equity financing on the chart.

Representatives of S&C also sent (a) updated drafts of equity commitment letters from the TFI Entity and the Dazheng SPV and an email from TFI with responses to certain financing due diligence questions, with no documentation proof of financing capability being provided in support, (b) a certificate signed by Investor A’s chairman asserting that Investor A had sufficient funds, (c) a draft equity commitment letter from Investor B, (d) an executed back-to-back equity commitment letter from Investor C and the subscription agreements from its two limited partners, Investor C LPs, and its general partner, (e) a draft limited guarantee from Investor C, and (f) an updated draft debt commitment letter, which was substantially the same as the draft previously sent by the Dazheng Consortium on December 26, 2023.

On January 12, 2024, the Special Committee held a meeting, at which representatives of Davis Polk and Deutsche Bank were present, to discuss the latest materials received from the Dazheng Consortium. The Special Committee noted that (a) both the composition of the Dazheng Consortium and allocation of equity financing for its proposal had changed again; (b) Investor B, Investor C and Investor C LPs were introduced to the Dazheng Consortium as funders, but no documentation proof had been provided to the Special Committee to evidence the financial substance of any of them; and (c) financial information provided regarding Investor A did not sufficiently demonstrate its financial resources and ability to fund its portion of the equity funding necessary for the Dazheng Consortium’s proposal and, despite repeated requests, no information had been provided other than a statement showing Investor A as the beneficial owner of certain bonds and a certificate by its chairman. Given the series of changes to the composition of the Dazheng Consortium and the lack of information on these investors, the Special Committee did not have confidence in the stability or financial wherewithal of the Dazheng Consortium to complete a transaction. Furthermore, given the uncertainty in the consortium’s composition and equity allocation, the potential risks associated with the Dazheng Consortium obtaining regulatory approvals remained unclear. Additionally, the revised draft debt commitment letter continued to contain uncertain conditions that were subject to the lender’s discretion. After discussions, the Special Committee instructed its advisors to seek further clarifications from the Dazheng Consortium.

On January 14, 2024, representatives of S&C sent representatives of Davis Polk and Deutsche Bank an email stating that Investor B’s equity commitment could be increased up to an amount that would constitute more than a majority of the equity funding for the Dazheng Consortium. Attached to that same email was a separate email from the purported Chief Investment Officer of Investor B to Mr. Chen confirming Investor B’s equity commitment, at the direction of the Investor B Owner. No further information was provided.

On January 15, 2024, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a call with representatives of S&C and UBS seeking clarification on behalf of the Special Committee regarding the Dazheng Consortium and its proposal, including (a) information on the composition and equity allocation of the Dazheng Consortium, and clarity on when the same would be finalized, (b) information on the financial substance of Investor A, Investor B and other sources of equity funding as well as Investor C as the provider of the limited guarantee, (c) the opportunity to speak with Investor A and Investor B, given their significant purported capital commitments, (d) an assessment of regulatory approvals and associated risks, and (e) clarity on whether the terms of the debt commitment letter would be able to meet the customary “certain funds” standard. Advisors of the Dazheng Consortium indicated that they were not in a position to specify the allocation of the equity financing of the Dazheng Consortium on the call, but that Investor B would be willing to back-stop the equity commitment of other investors up to the maximum amount communicated on January 14, 2024.

On January 18, 2024, representatives of S&C, on behalf of the Dazheng Consortium, sent representatives of Davis Polk and Deutsche Bank an email enclosing certain additional information on the financing arrangements of the Dazheng Consortium, asserting that with such additional information, the Dazheng Consortium’s proposal had met the requirements under the Merger Agreement and applicable law that would allow and require the Special Committee to engage in negotiations and discussions with the Dazheng Consortium and to continue to furnish non-public information of the Company to the Dazheng Consortium. Representatives of Davis Polk briefed to the Special Committee about the email and the additional materials received from representatives of S&C. The email from representatives of S&C enclosed (i) certain account and annual return statements in the name of Investor B and its affiliates, (ii) certain statements of the TFI Entity indicating that it had certain assets with a net value in an amount lower than its equity commitment, and certain statement of account details of an entity purported to be affiliated with the TFI Entity (although no proof of relationship between such entity and the TFI Entity was provided) indicating that such entity had certain amount of available funds and (iii) an executed equity commitment letter by a newly introduced BVI entity (“Investor D”) that would provide back-to-back funding to the Dazheng SPV, the register of directors and register of members of Investor D and a certificate of available funds indicating available funds in US dollars in an amount exceeding Investor D’s equity commitment. Investor D was not previously named as a member of or financing source for the Dazheng Consortium in disclosures to the Special Committee or its advisors or in public disclosures made by the Dazheng Consortium. Furthermore, although Investor D appeared to be wholly owned by an individual, the identity and background of such individual were not disclosed to the Special Committee or its advisors.

On January 19, 2024, the Special Committee held a meeting, at which representatives of Davis Polk and Deutsche Bank were present, to discuss the latest materials received from the Dazheng Consortium. Contrary to the Dazheng Consortium’s assertion, the Special Committee noted that the latest materials did not provide sufficient evidence to prove the substance of the Dazheng Consortium’s purported equity funding. The account statement in the name of Investor B showed a balance materially below the amount of its equity commitment, and Investor B’s affiliates had not provided any contractual commitment in relation to assets shown on their accounts. Despite various requests for clarification made by the Special Committee and its advisors to the Dazheng Consortium, with less than three weeks remaining until the date of the extraordinary general meeting to consider the transactions under the Merger Agreement, required information on the financial substance of Investor A remained outstanding, and the composition and equity allocation of the Dazheng Consortium continued to shift (with the introduction of a new investor for the third time). There was no indication from the Dazheng Consortium as to when its composition and equity allocation would be finalized and no information had been provided in a satisfactory manner showing the credit worthiness of Investor A or Investor B, each of which had indicated it would provide more than a majority of the Dazheng Consortium’s equity financing. As a result, the Special Committee did not have confidence in either the stability of the Dazheng Consortium or its financial wherewithal.

The Special Committee then discussed the timeline of identifying a possible Superior Proposal. Taking into account (a) the requirement under the Merger Agreement to provide four business days’ prior notice to Parent before the Company could effect a Change of Recommendation in favor of a Superior Proposal, (b) that the extraordinary general meeting to consider the transactions contemplated by the Merger Agreement was convened to take place on February 8, 2024, (c) the earlier vote cut-off deadline for beneficial owners of the Company’s shares held in street name, and (d) that updated information would need to be disseminated to all shareholders reasonably in advance of the extraordinary general meeting in order to provide them with a reasonable opportunity to consider the information to make an informed decision, the Special Committee determined that it was appropriate to set January 29, 2024 at noon as the time by which final terms would need to be reached in respect of a competing acquisition proposal for it to be deemed a Superior Proposal. The Special Committee instructed its advisors to speak with advisors of the Dazheng Consortium again to clarify the Dazheng Consortium’s proposal and its composition and to communicate such timeline to the Dazheng Consortium.

On January 20, 2024, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a call with representatives of S&C and UBS to request further clarification on behalf of the Special Committee on the latest materials provided by the Dazheng Consortium. On the call, in accordance with the direction of the Special Committee, representatives of Deutsche Bank reiterated the request to speak with Investor A and Investor B and requests for information that would demonstrate the credit worthiness of investors in the Dazheng Consortium. Representatives of Davis Polk requested clarification on the composition of the Dazheng Consortium, the various draft equity commitment letters, the back-to-back equity commitment arrangements and the draft limited guarantee, the terms and conditions of the draft debt commitment letter, the Dazheng Consortium’s assessment of required regulatory approvals, the terms and conditions of the draft merger agreement, and whether the Dazheng Consortium would pay the Company Termination Fee payable under the Merger Agreement if the Company entered into a transaction with the Dazheng Consortium and terminated the Merger Agreement. In response to a question on the financial wherewithal of Investor C, which would be providing the limited guarantee, and Investor C LPs (for which no financial proof had been provided), representatives of the Dazheng Consortium’s advisors suggested, for the first time, that the Dazheng Consortium could agree to make a RMB deposit in an onshore escrow account to serve as security for the termination fee.

On January 21, 2024, in response to the request of advisors of the Dazheng Consortium to receive written questions in advance of arranging a call with Investor B, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent by email the following questions on behalf of the Special Committee: (a) Investor B’s proposed amount of investment; whether such amount was finalized and if not when it would be finalized; whether Investor B were willing to backstop the commitment of other equity investors (as conveyed by advisors of the Dazheng Consortium) and, if so, the amount of such backstop; (b) the comfort that could be given that the proposed investment amount (or, if applicable, inclusive of the back-stop commitment amount) would be provided on a “certain funds” basis; and (c) the scope and extent of due diligence required and whether they were confident that such due diligence and their internal approvals could be completed in time to allow the parties to reach agreement on final terms by noon on January 29, 2024. Later on January 21, 2024, advisors of the Dazheng Consortium conveyed that they were arranging a call with Investor B tentatively for 11:00 p.m. In the same email, no written questions were sent in respect of Investor A because the Dazheng Consortium had conveyed that Investor A would not be available for a call in the near term given family obligations, and representatives of Deutsche Bank again relayed the Special Committee’s request that the Special Committee’s advisors speak with Investor A at the earliest opportunity.

Also on January 21, 2024, representatives of Davis Polk had a call with the legal advisors for the Dazheng Consortium to further clarify the terms and conditions of the draft debt commitment letter.

On the same day, a representative of Deutsche Bank received a call from a representative of UBS, who conveyed that the Dazheng Consortium would be prepared to file an injunction in the BVI courts unless due diligence access was granted to the Dazheng Consortium before midnight that day. In addition, representatives of UBS indicated by email that the Dazheng Consortium was still discussing with its investors preliminary proposals regarding ring-fencing arrangements to support the financial wherewithal of the Dazheng Consortium’s equity funding.

At around 6:45 p.m. on January 21, 2024, Mr. Chen sent an email to the Special Committee reiterating his belief that the Dazheng Consortium’s proposal would be reasonably expected to result in a Superior Proposal and requesting that the Special Committee re-grant due diligence access to the Dazheng Consortium before 11:59 p.m. In the email, Mr. Chen asserted that the Dazheng Consortium had already provided evidence of the consortium’s financial strength but did not refer to or respond to the clarification questions that had been repeatedly raised by the Special Committee, including the request to speak to Investor A and the questions relayed on behalf of the Special Committee to the Dazheng Consortium earlier that day. In the same email, Mr. Chen indicated a call with Investor B, which was requested, would be arranged.

On the night of January 21, 2024, two members of the Special Committee, Dr. Teh and Dr. Chai, had a call with representatives of Davis Polk, Mourant, Deutsche Bank and Brunswick Group Limited (“Brunswick”), during which representatives of Deutsche Bank updated the Special Committee as to their latest communications with the Dazheng Consortium and its advisors. Members of the Special Committee believed that they should evaluate the proposal of the Dazheng Consortium on its merits and not have such evaluation be influenced by the threat of legal action. Subject to any update from the proposed call with Investor B, no additional materials had been provided to support the financial wherewithal of the Dazheng Consortium’s equity funding. The Special Committee and its advisors also discussed the proposal by the Dazheng Consortium to make a RMB deposit in an onshore escrow account to serve as security for the termination fee and the associated regulatory uncertainties. After discussion, members of the Special Committee remained of the view that the Dazheng Consortium’s proposal had not met the standards required under the Merger Agreement for due diligence access to be granted and instructed its advisors to report back after the expected call with Investor B.

At around 1:00 a.m. on January 22, 2024, representatives of Deutsche Bank informed the Special Committee that the call with the representative of Investor B tentatively scheduled for 11:00 p.m. on January 21, 2024 still had not taken place, and there was no update from advisors of the Dazheng Consortium if the call would be rescheduled.

At around 1:30 a.m. on January 22, 2024, a representative of Deutsche Bank received a call from a representative of UBS stating that the representative of Investor B was not able to attend the call on January 21, 2024 and that such call would be rescheduled to a later time. The UBS representative also indicated that the Dazheng Consortium was prepared to file an injunction in the BVI courts, but nonetheless was still considering ways to provide sufficient financing certainty for the transaction.

From January 22, 2024 to January 24, 2024, the Dazheng Consortium did not provide any update regarding a call with Investor A or Investor B.

At around 2:33 p.m. on January 24, 2024, Mr. Chen sent an email to the Special Committee on behalf of the Dazheng Consortium stating that the Dazheng Consortium understood the Special Committee’s request for additional financing proof but that their sponsors had indicated they had provided sufficient evidence of their financial commitments, and that instead of continuing to collect further information, the consortium was prepared to make a RMB deposit (stating the amount proposed, which was similar to, but lower, than the deposit offered by Party A on December 10, 2023) into an escrow account by January 29, 2024, which deposit would serve as security for the termination fee payable by the Dazheng Consortium if it entered into a merger agreement with the Company and the transaction with the Dazheng Consortium failed to close for reasons attributable to the Dazheng Consortium. A few hours later, Mr. Chen sent an email to the entire Board stating the Dazheng

Consortium’s commitment to the Company’s prosperity and the interests of its shareholders. Representatives of UBS followed up with an email to representatives of Deutsche Bank requesting a principal-to-principal meeting between the Dazheng Consortium and the Special Committee.

Later on January 24, 2024, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank and Brunswick were present, to discuss the latest emails received from the Dazheng Consortium and its advisors. The Special Committee and its advisors discussed the latest RMB deposit proposal from the Dazheng Consortium, including the amount, its purpose as security for payment of the termination fee if the Company entered into a merger agreement with the Dazheng Consortium, and the uncertainties as to enforcement of a PRC onshore deposit. The Special Committee considered that, on December 10, 2023, Party A had offered a similarly sized, but higher, RMB deposit in an effort to advance its proposed transaction with the Special Committee. In evaluating Party A’s bid at the time, the Special Committee noted that Party A had not yet provided material information regarding its proposal, including clarity as to the composition and identities and financial substance of the consortium members, proof of funding sources, the fact that their funding appeared to require outbound direct investment approval by PRC authorities, and that the deposit made was only a small portion of the total funding required to complete the transaction. The Special Committee noted that many of these considerations were applicable to the Dazheng Consortium’s RMB deposit proposal and that, although the Dazheng Consortium indicated that all of its funding was in offshore US dollars and no approval from PRC regulatory authorities with respect to outbound direct investment was required, it had not demonstrated credible financing proof to support such assertion. The Special Committee determined that it could not overlook a bidder’s financing capability and certainty to fund the entire transaction on the basis of a deposit. After discussions, the Special Committee instructed its advisors to respond to the Dazheng Consortium and to reiterate the Special Committee’s key outstanding clarifications sought on the Dazheng Consortium’s proposal, including a call with Investor B.

Shortly after the Special Committee meeting, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent an email on behalf of the Special Committee to representatives of UBS and S&C, stating that: (a) the Special Committee would agree to a call with a representative of Investor B to understand its position on the questions previously raised and with Mr. Chen to address other remaining questions; and (b) in order to properly assess the Dazheng Consortium’s proposal, the Special Committee would require (i) confirmation that clarifications previously raised on the debt commitment letter, the equity commitment letters, the merger agreement and the regulatory analysis were being worked on and would be finalized by January 29, 2024; (ii) clarification on the full scope and extent of the consortium’s due diligence requirements and that such exercise could be completed by January 29, 2024; and (iii) clarification on the terms of the latest deposit proposal, including when and how it would be paid, whether it would be onshore or offshore, which entity or person would provide it, and the terms under which it would be forfeited to the Company.

During the morning of January 25, 2024, representatives of UBS replied to the email sent on behalf of the Special Committee by Deutsche Bank, indicating that the Dazheng Consortium would not accommodate any of the Special Committee’s requests or answer the questions raised until after the requested principal-to-principal meeting with the Special Committee.

In the afternoon of January 25, 2024, in accordance with the direction of the Special Committee, representatives of Deutsche Bank relayed the Special Committee’s response in an email to UBS, indicating that in the interest of allowing the Dazheng Consortium to present its best proposal, the Special Committee would meet with the Dazheng Consortium’s representative so that the Dazheng Consortium could clarify the terms of its proposal.

At around 4:03 p.m. on January 25, 2024, a representative of UBS sent an email to representatives of Deutsche Bank and Davis Polk, confirming a call between the Special Committee and Mr. Chen was scheduled at 9 p.m. on the same day. In the email, it was also noted that representatives of GA Technologies would also join the call given that GA Technologies would provide the RMB deposit as proposed by the Dazheng Consortium. The Special Committee was previously informed on December 25, 2023 by Party A (which had offered a similarly sized, but a higher RMB deposit, to the Special Committee on December 11, 2023 in an effort to advance its proposed transaction at the time) that it had determined to join the Dazheng Consortium through GA Technologies.

At 9 p.m. on January 25, 2024, a virtual meeting took place between the Special Committee and Mr. Chen, on behalf of the Dazheng Consortium. Also in attendance was a representative of GA Technologies, and representatives of Davis Polk, Mourant, Deutsche Bank, S&C and UBS. Mr. Chen made introductory remarks regarding the Dazheng Consortium and expressed his belief that the Dazheng Consortium’s proposal was a Superior Proposal, referring to the offer price, the RMB deposit and the financing materials that had been provided. After that, the representative of GA Technologies indicated that GA Technologies’ onshore investment platform would provide the RMB deposit for the Dazheng Consortium and further explained that GA Technologies, while not presently an equity investor of the Dazheng Consortium, was expected to become an equity investor of the Dazheng Consortium after the closing of the Dazheng Consortium’s acquisition of the Company. Legal advisors for the Dazheng Consortium also reported on the status of negotiations of the Dazheng Consortium’s draft debt commitment letter with its lender.

Thereafter, on the same night, the Special Committee held a meeting, at which representatives of Davis Polk, Deutsche Bank, Brunswick and Morrow Sodali LLC (“Morrow”) were present. The Special Committee noted that the key clarification questions on the Dazheng Consortium’s proposal remained outstanding following the virtual meeting with Mr. Chen of the Dazheng Consortium and the representative of GA Technologies, in particular, information that would allow the Special Committee to assess the financial wherewithal of the Dazheng Consortium to consummate a transaction.

On January 26, 2024, Dr. Teh, on behalf of the Special Committee, sent an email to Mr. Chen reiterating the Special Committee’s clarification requests, including (a) a call with Investor A or the Investor B Owner for clarification on the questions previously raised; (b) clarification on the Dazheng Consortium’s composition and equity allocation; (c) latest drafts of the transaction documents; (d) a regulatory analysis of the Dazheng Consortium’s proposal; and (e) the details on the terms and conditions of the Dazheng Consortium’s latest deposit proposal. Dr. Teh reiterated that final terms would need to be reached by January 29, 2024.

In the early morning on January 27, 2024, Mr. Chen, on behalf of the Dazheng Consortium, sent an email to the Special Committee. In the email, Mr. Chen indicated that, subject to the condition that the Special Committee would commence negotiations of the transaction documents with the Dazheng Consortium by noon on January 27, 2024, the Dazheng Consortium would arrange a meeting between the Special Committee and the “largest sponsor” of the Dazheng Consortium on or before January 29, 2024. Mr. Chen also noted that the Dazheng Consortium was confident in finalizing all transaction documents by January 29, 2024 should negotiations commence by noon. Mr. Chen further reiterated that the Dazheng Consortium would be prepared to make a RMB deposit in an onshore escrow account, but that such deposit would be returned to the Dazheng Consortium with accumulated interest if no merger agreement was entered into between the Company and the Dazheng Consortium by February 7, 2024.

In the same morning and following such email, a representative of UBS called a representative of Deutsche Bank, conveying that the “largest sponsor” mentioned in Mr. Chen’s email referred to a previously unnamed “new investor” (“Investor E”) that would commit an amount equal to more than a majority of equity funding of the Dazheng Consortium, and that the Dazheng Consortium would disclose the identity of Investor E only if the Special Committee agreed to the request made by the Dazheng Consortium to commence negotiations by noon on January 27, 2024. Based on such communications, representatives of Deutsche Bank understood that, with the introduction of Investor E, Investor B and Investor A would no longer be the most significant equity investors of the Dazheng Consortium.

Later the same morning, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank, Brunswick and Morrow were present, to discuss the latest developments in relation to the Dazheng Consortium’s proposal. The Special Committee noted that the composition of the Dazheng

Consortium had changed again (for the fourth time), the identity of Investor E had not been disclosed, and the financial wherewithal of Investor E was unknown. The Special Committee determined that it would require clarifications on these important questions before it could consider Mr. Chen’s request to proceed with negotiations of a transaction, otherwise it would not be able to conclude that the Dazheng Consortium’s proposal was reasonably likely to result in a Superior Proposal, as required by the Merger Agreement to commence negotiations. The Special Committee thereafter instructed representatives of Deutsche Bank to inquire if the Dazheng Consortium would provide access for the Special Committee to speak with Investor E and that the Special Committee would consider engaging in negotiations following such call.

Following the Special Committee meeting and in accordance with the direction of the Special Committee, representatives of Deutsche Bank replied to Mr. Chen’s email to relay the Special Committee’s request for a call with Investor E, noting that the Special Committee would be willing to consider engaging in negotiations following such call.

In the afternoon on January 27, 2024, a representative of S&C confirmed that a call between the Special Committee and Investor E was being arranged and proposed to commence negotiations of transaction documents immediately. In accordance with the direction of the Special Committee, a representative of Deutsche Bank reiterated the Special Committee’s position that a call with Investor E would be a prerequisite for the Special Committee to consider engaging in negotiations, and subsequently sent representatives of UBS and S&C certain questions the Special Committee requested be addressed by Investor E on the call, including the background of Investor E and its representative, experience in similar transactions, proposed investment amount, comfort that could be given on the certainty of the funds, willingness to provide a limited guarantee, governance arrangements between Investor E and members of the Dazheng Consortium, and due diligence requirements.

At around 8:25 p.m. on January 27, 2024, representatives of S&C sent an email to representatives of Deutsche Bank requesting a short list of confirmation questions for the proposed call between the Special Committee and Investor E and indicating they would confirm details of the call soon.

At around 8:57 p.m. on January 27, 2024, representatives of S&C sent an email to representatives of Deutsche Bank indicating that Investor E had confirmed that it could have a call with the Special Committee shortly after the requested confirmation questions were provided.

At around 9:45 p.m. on January 27, 2024, legal advisors for the Dazheng Consortium circulated a revised draft of the Dazheng Consortium’s debt commitment letter to representatives of Davis Polk. The revised draft of the debt commitment letter addressed and removed certain conditions that were subject to the lender’s discretion, but a number of other uncertain conditions remained unaddressed.

At around 9:58 p.m. on January 27, 2024, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent representatives of UBS and S&C the Special Committee’s confirmation questions for the proposed call with Investor E.

At around 10:15 p.m. on January 27, 2024, the Special Committee had a virtual meeting with a representative of Investor E and Mr. Chen, acting on behalf of the Dazheng Consortium. Investor E’s representative responded to the confirmation questions sent on behalf of the Special Committee in advance of the call. Investor E’s representative stated that he was the chief financial officer of an investment fund (“Investor F”) whose ultimate controller was a family relative of the ultimate controller of Investor E and that Investor F was acting in concert with Investor E. He described Investor E as a special purpose vehicle established in 2022 for investment purposes with family wealth, confirmed the proposed investment amount of Investor E, and referred to a bank letter stating a cash balance sufficient for the proposed investment amount.

Investor E’s representative did not otherwise provide information about its ultimate beneficial owner or financing resources. The Dazheng Consortium agreed to provide the bank letter and information on Investor E after the call should the Special Committee require such materials for its deliberations.

At around 11:20 p.m. on January 27, 2024, the Special Committee held a meeting, at which representatives of Davis Polk, Deutsche Bank, Brunswick and Morrow were present, to discuss the information obtained on the call with the representative of Investor E and Mr. Chen. The Special Committee noted that, given Investor E appeared to be a special purpose vehicle, it would be important to understand its ultimate beneficial owner and financing sources and have assurance of the availability of funds to satisfy Investor E’s equity commitment. As a threshold matter, the Special Committee determined that it should review the bank letter that the Dazheng Consortium had agreed to provide before engaging in negotiations with the Dazheng Consortium. In accordance with the direction of the Special Committee, during the meeting, a representative of Deutsche Bank sent an email to UBS on behalf of the Special Committee requesting the bank letter. Shortly thereafter, a representative of UBS sent such bank letter to representatives of Deutsche Bank. After reviewing the bank letter which stated that Investor E had cash in an amount that would be sufficient for its equity commitment and on the basis that an appropriate arrangement to provide assurance of the certainty of such funds could be negotiated, the Special Committee decided to commence negotiations with the Dazheng Consortium.

At around 1:30 a.m. on January 28, 2024, in accordance with the direction of the Special Committee, a representative of Deutsche Bank sent an email to representatives of UBS and S&C on behalf of the Special Committee stating that, on the basis of the bank letter indicating Investor E’s cash position, the Special Committee was willing to negotiate with the Dazheng Consortium toward a potential agreed deal by January 29, 2024 and that the willingness to proceed was based on the assumption that committed financing from the various entities (in particular Investor E) would be sufficiently supported by entities of financial substance at signing and closing. A request also was made for the Dazheng Consortium to circulate (a) the latest equity financing structure of the Dazheng Consortium, (b) all transaction document drafts, (c) its proposal to appropriately ring-fence sources of equity, and (d) its regulatory analysis, so that the parties could effectively commence and conduct negotiations in the limited time remaining before January 29 noon.

Following such email, in accordance with the direction of the Special Committee, representatives of Davis Polk and Deutsche Bank had a call with representatives of S&C and UBS to commence negotiation of the transaction documents between the Company and the Dazheng Consortium and to discuss next steps and action items for purposes of such negotiations.

Later at around 3:25 a.m., in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent an email on behalf of the Special Committee to representatives of UBS and S&C inquiring as to the status of the outstanding information package and evidence of Investor E’s ability to procure funding, which were promised by the Dazheng Consortium during the Special Committee’s virtual meeting with Investor E’s representative and Mr. Chen.

In the early morning on January 28, 2024, representatives of S&C sent representatives of Davis Polk and Deutsche Bank a chart reflecting the equity funding structure of the Dazheng Consortium and updated drafts of transaction documents, including equity commitment letters, limited guarantee and merger agreement, as well as the executed back-to-back equity commitment letter from Investor E, and the updated executed back-to-back equity commitment letters from each of Investor C and Investor D, each of which was substantially the same as the executed copies previously sent by the Dazheng Consortium on January 11, 2024 and January 18, 2024, respectively. The chart showed that the equity funding of the Dazheng Consortium would be provided by (a) the TFI Entity, in an amount lower than the amount indicated on the prior chart and (b) the Dazheng SPV, in an amount higher than the amount indicated on the prior chart. The chart also showed that the Dazheng SPV would receive back-to-back equity commitments from Investor E, Investor D and Investor C, with Investor E contributing more than a majority of the equity funding for the Dazheng Consortium. The chart did not include Investor A or Investor B, each of which was previously indicated at different times (Investor A was introduced by the Dazheng Consortium on December 29, 2023 and Investor B was introduced by the Dazheng Consortium on January 11, 2024) as providing a majority of the equity funding for the Dazheng Consortium. GA Technologies was named in the chart as part of the Dazheng Consortium but not as a financing source to the Dazheng Consortium and the chart indicated that the limited guarantee would be provided from a purported onshore affiliate of GA Technologies. No proof of the financial substance of GA Technologies or its relationship with its purported onshore affiliate was provided. Investor F was not named in the chart.

Later in the morning on January 28, 2024, legal advisors for the Dazheng Consortium sent to representatives of Davis Polk drafts of the onshore account supervision agreement and related onshore escrow agreement, and a PRC regulatory analysis of the Dazheng Consortium’s proposal.

At around 1:00 p.m. on January 28, 2024, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank and Brunswick were present. At the meeting, members of the Special Committee expressed concerns over the lack of clarity regarding the ultimate beneficial owner of Investor E and the authority of Investor E’s representative with whom the Special Committee spoke the prior evening. The Special Committee also inquired about the ring-fencing arrangements to ensure that Investor E’s stated cash amount in its bank letter would remain available to satisfy its equity commitment at closing. Representatives of Davis Polk noted that advisors to the Dazheng Consortium had conveyed that the Dazheng Consortium was unwilling to offer any letter of credit or other ring-fencing arrangements in support of the equity commitment by Investor E. The Special Committee also discussed with its advisors the downside risks the Company would face if it terminated the Merger Agreement to enter into a transaction with the Dazheng Consortium and paid the Company Termination Fee to Parent but the Dazheng Consortium failed to consummate the transaction. Given this, the Special Committee determined that the Dazheng Consortium should be required to bear the Company Termination Fee under the Merger Agreement if a transaction was entered into with the Dazheng Consortium. After discussions, the Special Committee instructed its advisors to convey the following requests to the Dazheng Consortium: (a) the provision of information on Investor E, including its ultimate beneficial owner and evidence of the authority of its representative, (b) given Investor E is a special purpose vehicle, the provision of a letter of credit or other satisfactory ring-fencing arrangement to provide adequate comfort that Investor E would have sufficient funds to satisfy its equity commitment at closing, and (c) agreement to bear the Company Termination Fee to Parent should the Company terminate the Merger Agreement with Parent to enter into a transaction with the Dazheng Consortium. Following the Special Committee meeting and in accordance with the direction of the Special Committee, representatives of Deutsche Bank communicated such requests, on behalf of the Special Committee, to representatives of UBS.

In the afternoon of January 28, 2024, representatives of Davis Polk sent comments on the debt commitment letter with respect to various remaining uncertain funding conditions to legal advisors for the Dazheng Consortium and then had calls with legal advisors for the Dazheng Consortium to clarify certain comments, and representatives of Davis Polk also provided markups on the equity commitment letters to representatives of S&C.

Also in the afternoon of January 28, 2024, representatives of Davis Polk and Haiwen had a call with representatives of S&C, Guantao Law Firm (“Guantao”), the PRC legal advisor for the Dazheng Consortium, UBS, and other advisors of the Dazheng Consortium, to discuss the enforcement risks of using a PRC onshore escrowed deposit.

In the evening on January 28, 2024, Mr. Chen, on behalf of the Dazheng Consortium, sent an email to the Special Committee, acknowledging the efforts made in progressing the transaction documents, with a reply to the Special Committee on its three requests as follows: (a) it would provide an authorization letter evidencing the authority of Investor E’s representative, (b) the Dazheng Consortium would not provide any ring-fencing arrangement in respect of Investor E’s funds given the proposed RMB deposit in an onshore escrow, and (c) the Dazheng Consortium would not bear the Company Termination Fee payable by the Company to the Parent other than upon the completion of its acquisition of the Company, although it would agree for the Company to deduct a RMB equivalent of such amount from the RMB deposit, subject to an agreement to return such deducted amount to the Dazheng Consortium if its transaction failed to close. Representatives of Davis Polk sent an email to the Special Committee which highlighted key issues raised by the Dazheng Consortium’s draft merger agreement and onshore escrow arrangements.

Later in the evening on January 28, 2024, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank, Brunswick and Morrow were present. The Special Committee and its advisors discussed the latest status of negotiations with the Dazheng Consortium. Among other things, the Special Committee discussed the risks and uncertainties regarding the Dazheng Consortium’s financing package. In particular, given that the new proposal contemplated that Investor E, a special purpose vehicle, would provide more than a majority of the Dazheng Consortium’s equity funding and the Dazheng Consortium had refused to provide a letter of credit or propose other ring-fencing arrangement to support Investor E’s equity commitment, there was no assurance that the stated cash balance in Investor E’s bank letter would remain in Investor E’s account to fund the acquisition at closing. The Special Committee also discussed the enforcement risks of using a PRC onshore escrowed deposit to secure the payment of a termination fee payable under a merger agreement offshore and noted the Dazheng Consortium’s refusal to provide an offshore limited guarantee by a credit-worthy entity. Further, the Special Committee noted the Dazheng Consortium’s refusal to bear the Company Termination Fee payable by the Company to Parent if the Company terminated the Merger Agreement, unless the Dazheng Consortium completed its acquisition of the Company. While the Dazheng Consortium’s offer price was higher, the Special Committee determined that the Dazheng Consortium’s financing package presented material risks and uncertainties. The Special Committee instructed its advisors to convey to the Dazheng Consortium that the Special Committee could not agree to a transaction without a letter of credit or other ring-fencing mechanism supporting the financial wherewithal of the Dazheng Consortium’s equity funding and requested that the Dazheng Consortium revert with a final proposal by 9:00 am on January 29, 2024.

Following the Special Committee meeting and in accordance with the direction of the Special Committee, representatives of Deutsche Bank called representatives of UBS to convey the Special Committee’s position.

At around 2:17 a.m. on January 29, 2024, in accordance with the direction of the Special Committee, representatives of Deutsche Bank sent representatives of S&C and UBS the Special Committee’s follow-up requests in relation to each of Investor E, Investor D, the TFI Entity, and Investor C, including requests for information on their respective shareholding structure and ultimate decision maker, as well as certain clarification requests regarding their respective financing capability and certainty.

At around 2:30 a.m. on January 29, 2024, representatives of Davis Polk, Haiwen and Deutsche Bank had a call with representatives of UBS and Guantao. On the call, the parties discussed potential mechanisms to mitigate the enforcement risks associated with using a PRC onshore escrowed deposit, and representatives of Davis Polk indicated at the conclusion of the call that more analysis was required to consider the mechanisms proposed by the advisors of the Dazheng Consortium, noting that although certain proposed mechanisms could address the specific enforcement issues previously discussed, such proposed mechanisms may raise other cross-jurisdictional enforcement issues. At around 9:13 a.m. on January 29, 2024, representatives of UBS, on behalf of the Dazheng Consortium, sent an email to the Special Committee, proposing the following: (a) making certain changes to the merger agreement to mitigate the enforcement risks associated with using a PRC onshore escrowed deposit, (b) as an alternative to the Dazheng Consortium’s original proposal consisting of a price of US$29.00 per Share and a RMB escrowed deposit to secure the termination fee, a proposal consisting of a price of US$29.50 per Share and a RMB escrowed deposit in an amount equal to 60% of the deposit amount offered in the original proposal, and (c) on the condition that the Special Committee would designate the Dazheng Consortium’s proposal as a Superior Proposal, the provision of an affirmation from Investor F that Investor F was “acting in concert” with Investor E and would “assume collateral liabilities” of Investor E under its back-to-back equity commitment letter.

At around 10:00 a.m. on January 29, 2024, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank, Brunswick and Morrow were present, to discuss the latest proposals from the Dazheng Consortium. At the meeting, the Special Committee discussed and noted that the claimed improvements offered by the Dazheng Consortium did not sufficiently address risks and uncertainties associated with the Dazheng Consortium’s financing package. Among other things, the Special Committee noted that the email from UBS did not contain sufficient details for the Special Committee to ascertain and assess the financial wherewithal of the Investor F entity that would provide the affirmation, and it was not clear what credit enhancement such “affirmation” would provide, including further details on how Investor F would assume “collateral liabilities” of Investor E and whether Investor F would backstop the equity commitment of Investor E. In addition, while the Special Committee acknowledged that it appeared that mechanisms could potentially be implemented to mitigate the enforcement risks associated with the PRC onshore escrowed deposit, the Special Committee remained of the view that such deposit was not a substitute for the transaction’s overall financing certainty given that the deposit amount was only a small portion of the total funding required for the transaction. On such basis, the Special Committee did not consider the Dazheng Consortium’s proposal as superior, whether the original proposal consisting of an offer price of US$29.00 per Share with a RMB escrowed deposit or the alternative proposal consisting of an offer price of US$29.50 per Share with a reduced RMB escrowed deposit, because the Dazheng Consortium’s financing package continued to present material risks and uncertainties. After discussions, to ensure that the Dazheng Consortium had the opportunity to clarify and present its final and complete package, the Special Committee extended the deadline for the Dazheng Consortium to submit its best and final proposal to 1:00 p.m. on the same day. In particular, the Special Committee requested that such best and final proposal include (a) details on the principal terms and conditions of commitments to be given by Investor F, (b) fuller information on Investor E and Investor F, including documentation to clarify the relationship between Investor E and Investor F and proof that entities expected to be involved in the transaction would have financial ability to backstop the financing commitments, and (c) written confirmation from Investor F regarding receipt of all necessary internal approvals to enter into the transaction. Shortly after the conclusion of the Special Committee meeting, in accordance with the direction of the Special Committee, representatives of Deutsche Bank, sent an email on behalf of the Special Committee to representatives of UBS setting forth the Special Committee’s requests.

At around 11:30 a.m. on January 29, 2024, representatives of UBS sent representatives of Deutsche Bank a draft CFO certificate, which would certify that Investor F had acted and would continue to act in concert with Investor E and that Investor F would confirm that Investor E may cause the funding of its equity commitment through Investor F. There was otherwise no additional information provided in such email to demonstrate or clarify the financial substance of Investor F, the relationship between Investor E and Investor F, or whether Investor F would provide any backstop commitment. Given the limited information available on the draft CFO certificate, a representative of Davis Polk called a representative of S&C seeking further clarifications. On the call, the representative of S&C indicated he would discuss with the Dazheng Consortium and revert shortly.

At around 11:51 a.m. on January 29, 2024, in response to the Special Committee’s requests regarding Investor D, representatives of S&C sent an email to representatives of Deutsche Bank reattaching certain documents that were previously provided by representatives of S&C to representatives of Davis Polk and Deutsche Bank on January 18, 2024. Such documents previously had been considered by the Special Committee as insufficient to demonstrate the financing capability of Investor D. Also included in such email was a certificate of incumbency of Investor D, which was not considered relevant by the Special Committee since it did not address the financing capability of Investor D.

At around 2:00 p.m. on January 29, 2024, the Special Committee held a meeting, at which representatives of Davis Polk, Mourant, Deutsche Bank, Brunswick and Morrow were present, to make a final decision on the Dazheng Consortium’s proposal. The Special Committee noted that it did not receive the additional supporting materials it had requested regarding the proposed financing commitments from Investor E and Investor F and that the limited information included in the draft CFO certificate did not sufficiently address the Special Committee’s concerns with respect to financing certainty. The Special Committee also noted that it would not be able to further extend the deadline for the Dazheng Consortium to provide additional information on its financing package for reasons discussed at the Special Committee meeting held on January 19, 2024, and therefore the Special Committee would need to make a determination as to whether the Dazheng Consortium’s proposal constituted a Superior Proposal based on the information available to the Special Committee.

During the meeting, the Special Committee and its advisors received an email from a representative of S&C, which stated that, in order to address the Special Committee’s concerns on financing certainty, Investor F would confirm it would act together with Investor E for the investment and would “be available” if Investor E needed Investor F’s assistance in funding the transaction, but would not provide a guarantee of funds. The Special Committee discussed that this email did not adequately address the Special Committee’s specific requests made to the Dazheng Consortium. In particular, contrary to the statement in the email from UBS at around 9:13 a.m. on the same day that seemed to suggest Investor F would “assume collateral liabilities” of Investor E under its equity commitment letter, the draft CFO certificate and the email from S&C suggested that Investor F would not make any contractual commitment or guarantee the obligations of Investor E.

The Special Committee then discussed and deliberated on the relative terms and conditions of the Dazheng Consortium’s proposal and the terms of the Merger Agreement. The Special Committee acknowledged that certain terms of the Dazheng Consortium’s proposal, in isolation, were more favorable to terms of the Merger Agreement, namely, (a) a higher offer price, (b) the escrowed deposit for the termination fee (although it would be a RMB deposit in an onshore escrow account, which raises enforcement risks), (c) the claimed absence of the requirement to make the PRC outbound direct investment filings (although the Dazheng Consortium’s ability to rely exclusively on offshore funding is not backed by adequate evidence of financing capability and certainty), and (d) a higher termination fee. However, the Special Committee did not consider those more favorable terms determinative to what would constitute a Superior Proposal. The Special Committee considered the ability to consummate a proposed transaction as critical. In particular, the Special Committee emphasized that the financing certainty had always been a critical consideration for the Special Committee in its evaluation of any proposal presented in the Company’s sale process. The Special Committee noted that its level of confidence in the financing capability and certainty of the Dazheng Consortium was low given Dazheng Consortium’s (a) repeated failure to provide sufficient financial proof, (b) repeated failure to provide the Special Committee with direct access to the principals of the consortium’s major financing sources until January 27, 2024, (c) frequent, unexplained changes to its composition and equity allocation, each time refusing to clearly address the Special Committee’s repeated requests for confirmation of the financing capability of the lead investor and/or a meeting with the principal of such investor and (d) the use of special purpose vehicles, rather than credit worthy entities with financial substance, to provide contractual commitments. Given the Special Committee’s lack of confidence in the stability and financial wherewithal of the Dazheng Consortium to complete a transaction, the Special Committee unanimously concluded that the Dazheng Consortium’s proposal did not constitute a Superior Proposal. As directed by the Special Committee, representatives of Deutsche Bank informed the Dazheng Consortium and its advisors of the Special Committee’s decision accordingly.

The following disclosure supplements the Proxy Statement by clarifying a typographical error in the subsection captioned “Opinion of the Special Committee’s Financial Advisor — Additional Information — Premiums Paid,” which subsection begins on page 68 of the Proxy Statement:

In such section, the reference to “34.5%” should be replaced with “29.9%”.

If you have any questions or need assistance voting your Shares, please contact Morrow Sodali LLC at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this supplement to the Proxy Statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward- looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this supplement to the Proxy Statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to the consummation of the Merger, including the authorization and approval of the Merger Agreement by the Company’s shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the cash position of the Company and its subsidiaries at the Effective Time;

•

equity and debt financing may not be funded at the Effective Time because of the failure of Parent or Merger Sub to meet the closing conditions or for other reasons, which may result in the Merger not being consummated promptly or at all;

•	the effect of the announcement or pendency of the Merger on our business relationships, results of operations and business generally;

•	the risk that the Merger may not be consummated in a timely manner or at all, which may adversely affect our business and the prices of our Shares;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

•	diversion of our management’s attention during the pendency of the Merger from our ongoing business operations;

•	loss of our senior management;

•	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the financings that will be obtained for the Merger;

•	our failure to comply with regulations and changes in regulations;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger or any other matters; and

•

other risks detailed in our filings with the SEC, including the information set forth under the section entitled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023. See “Where You Can Find More Information” for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this supplement to the Proxy Statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the Merger, the Company filed the Proxy Statement with the SEC on January 5, 2024 and commenced mailing the Proxy Statement and the form of proxy to the shareholders of the Company on or about January 5, 2024. BEFORE MAKING ANY VOTING DECISION, YOU ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the Investors section of our website at https://www.hollysys.com/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of the Proxy Statement or this supplement to the Proxy Statement, and therefore is not incorporated by reference.

Statements contained in the Proxy Statement and this supplement to the Proxy Statement regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document. The SEC allows us to “incorporate by reference” information into the Proxy Statement and this supplement to the Proxy Statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of the Proxy Statement and this supplement to the Proxy Statement. This supplement to the Proxy Statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in the Proxy Statement or this supplement to the Proxy Statement. To the extent that any of the periodic reports incorporated by reference in this supplement to the Proxy Statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going-private transaction described in the Proxy Statement and this supplement to the Proxy Statement.

Requests for copies of our filings should be directed to our Investor Relations, at +8610-5898-1386 and investors@hollysys.com.

THIS SUPPLEMENT TO THE PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THIS SUPPLEMENT TO THE PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THIS SUPPLEMENT TO THE PROXY STATEMENT.

THIS SUPPLEMENT TO THE PROXY STATEMENT IS DATED JANUARY 31, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS SUPPLEMENT TO THE PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS SUPPLEMENT TO THE PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.